Exhibit 99.421

Appendix C to National Instrument 41-101

General Prospectus Requirements

Non-Issuer Form of Submission to Jurisdiction and Appointment of

Agent for Service of Process

1.	Name of issuer (the “Issuer”):
Nextech AR Solutions Corp.

2.	Jurisdiction of incorporation, or equivalent, of Issuer:
British Columbia

3.	Address of principal place of business of Issuer:
121 Richmond Street, Suite 500, Toronto, ON M5H 2K1

4.	Description of securities (the “Securities”):
Common Shares, Debt Securities, Warrants, Subscription Receipts or Units comprised of one or more of any of the other securities described herein, as may be offered from time to time

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered:
March 21, 2022

6.	Name of person filing this form (the “Filing Person”):
Ori Inbar

7.	Filing Person’s relationship to Issuer:
Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:
New York, United States of America

9.	Address of principal place of business of Filing Person:
c/o Nextech AR Solutions Corp., 121 Richmond Street, Suite 500, Toronto, ON M5H 2K1

10.	Name of agent for service of process (the “Agent”):
Jennifer Campbell - Fogler Rubinoff LLP, Lawyers

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):
c/o Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, Toronto, ON M5K 1G8

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least thirty (30) days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six (6) years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least thirty (30) days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the Province of Ontario.

Dated: March 21, 2022

/s/ “Ori Inbar”
Signature of Filing Person

Ori Inbar
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Ori Inbar under the terms and conditions of the appointment of agent for service of process stated above.

Dated: March 21, 2022

/s/ “Jennifer Campbell”
Signature of Agent

Jennifer Campbell
Fogler, Rubinoff LLP, Lawyers
Print name of person signing and, if Agent is
not an individual, the title of the person